FI 70 12 (Ed. 05/12)

Administrative Offices 301 E 4th Street Cincinnati OH 45202-4201 513 369 5000 ph

Bond No. FS 0333134 05 00

Effective Date of Change 11/11/2017

BOND CHANGES

FI 70 12 (Ed. 05/12)

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F1 73 43 (Ed. 08/15)

Administrative Offices 301 E 4th Street Cincinnati OH 45202-4201 513 369 5000 ph

RIDER NO. 1

JOINT INSURED LIST

To be attached to and form part of INVESTMENT COMPANY BOND,

Bond No. FS 0333134 05 00

In favor of Asset Management Fund

It is agreed that:

1.	At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

AMF Large Cap Equity Fund

AMF Ultra Short Mortgage Fund

AAMA Equity Fund

AAMA Income Fund

AAAMCO Ultrashort Financing Fund - Class Y

AAAMCO Ultrashort Financing Fund - Class I

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.
3.	This Rider shall become effective as of 12:01 a.m. on 11/11/2017 standard time.

FI 73 43 (Ed. 08/15)

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